UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTION 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	1-10667

General Motors Financial Company, Inc.

(Exact name of registrant as specified in its charter)

801 Cherry Street, Suite 3500

Fort Worth, Texas 76102

(Address of Principal Executive Offices, Including Zip Code)

Common Stock, par value $0.01 per share

(including the associated preferred stock purchase rights)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, General Motors Financial Company, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

GENERAL MOTORS FINANCIAL COMPANY, INC.

Date:	January 4, 2011	By:	/s/ Chris A. Choate
		Name:	Chris A. Choate
		Title:	Executive Vice President, Chief Financial Officer and Treasurer